Simpson Thacher & Bartlett llp

425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502

Direct Dial Number +1-212-455-2948	E-mail Address jkaufman@stblaw.com

April 30, 2025

Re: KKR Real Estate Finance Trust Inc. Registration Statement on Form S-3

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of KKR Real Estate Finance Trust Inc. (the “Company”), we hereby submit a Registration Statement on Form S-3 (the “Registration Statement”) by direct electronic transmission for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the sale by the Company of up to $750,000,000 of the following securities of the Company: (1) common stock; (2) preferred stock; (3) depositary shares, representing preferred stock; (4) debt securities; (5) warrants; (6) subscription rights; (7) purchase contracts; and (8) units.

Pursuant to Rule 429 under the Securities Act, the prospectus included in the Registration Statement is a combined prospectus which relates to (i) the Registration Statement and (ii) the registration statement on Form S-3 (File No. 333-226167), which was declared effective on August 2, 2018, relating to among other things, an aggregate of 40,385,086 shares of common stock, of which 13,079,454 shares remain unsold, and may be resold from time to time by the selling stockholders named therein.

The filing fee in the amount of $114,825.00 for the securities covered by the Registration Statement has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on April 29, 2025, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

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